UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K as well as the first paragraph of Exhibit 99.1 to this Form 6-K are being incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284

        As Attunity Ltd (the “Company”) announced on December 28, 2007, a business partner ended one of its OEM Agreements with the Company. A copy of the press release announcing the termination is attached hereto as Exhibits 99.1 and is incorporated herein by reference.

        The Company also reported that that at its annual general meeting of shareholders, held on December 31, 2007, all the proposals as set forth in the Company’s proxy statement, dated November 22, 2007 were approved. A copy of the proxy statement was attached as Exhibit 2 to the Current Report on Form 6-K filed with the SEC on November 26, 2007.

Exhibits

99.1	Press release dated December 28, 2007: Business Partner to End One of its OEM Agreements With Attunity

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: January 2, 2008